

February 7, 2011

VIA U.S. MAIL

Paul A. Kruger
CEO and Chairman
Precis Health, Inc.
2500 S. McGee Drive, Suite 145
Norman, OK 73072

>   **Re: Precis Health, Inc.**
>   **Amendment No. 3 to the Registration Statement on Form S-1**
>   **Filed January 26, 2010**
>   **File No. 333-169305**

Dear Mr. Kruger:

        We have reviewed your response to our letter dated January 11, 2011 and have the following additional comments.

General

1. We note that in response to prior comment 3 you have filed the schedules to the Sales and Services Agreement as Exhibit 10a and requested confidential treatment for certain information in these schedules. We will respond to your request, which we have not yet received, under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we have resolved any issues concerning your application for confidential treatment.

        You may contact Juan Migone at (202) 551-3312 or Joseph A. Foti, Senior Associate Chief Accountant at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

                                        Sincerely,

                                        Max A. Webb
                                        Assistant Director

cc: Via facsimile (626) 335-7750
        Randall V. Brumbaugh, Esq.